Mail Stop 4720

July 30, 2009

By U.S. Mail and Facsimile to 971-544-3750

Ronald L. Farnsworth
Executive Vice President and Chief Financial Officer
Umpqua Holdings Corporation
One SW Columbia Street
Suite 1200
Portland, Oregon 97258

> **Re:** **Umpqua Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **and related filings**
> **File No. 000-25597**

Dear Mr. Farnsworth:

We have reviewed your response letter dated June 23, 2009 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed February 27, 2009

Note 4. Investment Securities, page 84

1.   We note your response to comment seven from our comment letter dated June 10, 2009. As it relates to your credit support coverage ratio, please address the following:

   - Clearly define and explain how you determine the current credit support amounts included in the numerator of this ratio;
   - Tell us why you have not included current loans and loans past due less than 60 days with respective default and loss severity rates in the denominator of this ratio;
   - Further explain the loss severity rates obtained from S&P. Specifically discuss how these rates are obtained and how you determined these to be representative of each of your specific securities. Additionally, tell us whether this information was available from Bloomberg and if so, why you did not use such information; and
   - Tell us whether you have included any qualitative factors (e.g. future loss estimates) in your default rates to take into consideration the current economic environment. We note that you use actual rates obtained from Bloomberg's collateral performance function.

Executive Compensation

2.   We note your response to our prior comment 11. However, we believe that where executive compensation is based in significant part on company-wide financial targets, such as operating earnings per share, the specific targets are material to investors. Furthermore, since such figures will be presented on a historical basis, they do not amount to forward-looking guidance. In future filings, please disclose the information requested in prior comment 11.

Form 8-K, filed July 16, 2009

Exhibit 99.1

3.   We note disclosure on page six which states that you recorded a $7.6 million other-than-temporary impairment charge primarily related to non-agency mortgage-backed securities in the held to maturity classification during the second quarter of 2009. Please tell us the following:

- The specific securities and the reasons why you recorded an other-than-temporary impairment during this period;
- Whether the securities for which other-than-temporary impairment was recorded were the same securities that were transferred from available-for-sale to held-to-maturity as a result of the redemption in kind; and
- How the impact of your adoption of FSP FAS 115-2 and FAS 124-2 in this period impacted your other-than-temporary impairment.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Spitz, Staff Accountant, at (202) 551-3484, or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3491.

Sincerely,

Todd K. Schiffman
Assistant Director